
10030198


RECEIVED
MAY 2 4 2010

K9
5/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Structured Capital Resources Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Ralph Hall Parkway, Suite 105
(No. and Street)

Rockwall, (City) Texas (State) 75032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

McBee & Co., P.C.
(Name - if individual, state last, first, middle name)

718 Paulus Avenue (Address) Dallas (City) Texas (State) 75214 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form diplays a currently valid OMB control number.

SEC 1410 (06-02)

5/27

OATH OR AFFIRMATION

I, Everette Hull, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Structured Capital Resources Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follow:

No Exceptions



Signature

Director

Title



Notary Public


CARLA S. RUSK
Notary Public, State of Texas
My Commission Expires
September 24, 2013

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditors' report on internal accounting control
- [ ] (p) Schedule of segregation requirements and funs in aggregation - customers' regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Structured Capital Resources Corporation:

We have audited the accompanying statement of financial condition of Structured Capital Resources Corporation (the "Company") as of December 31, 2009 and 2008, and the related statements of operations and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Structured Capital Resources Corporation as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2010

McBee & Co.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

STRUCTURED CAPITAL RESOURCES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009 AND 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash	$ 16,432	$ 10,086
Accounts Receivable - Trade, less allowance for doubtful accounts of (nil in 2009, and $205,000 in 2008)(Note 8)	1,900,000	125,000
Marketable Securities (Note 4)	9,910	12,355
TOTAL	$ 1,926,342	$ 147,441

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts Payable	$ 16,958	
COMMITMENTS AND CONTINGENCIES (Notes 7 and 9)		
STOCKHOLDER'S EQUITY (Note 3)		
Common Stock, $.01 par value, 100,000 shared authorized, 1,000 shares issued and outstanding	10	$ 10
Additional Paid-in Capital	31,690	31,690
Retained Earnings	1,877,684	115,741
Total	1,909,384	147,441
TOTAL	$ 1,926,342	$ 147,441

See Notes to Financial Statements

STRUCTURED CAPITAL RESOURCES CORPORATION

STATEMENT OF OPERATIONS AND CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
REVENUE		
Placement Fees	**$ 1,900,100**	
Reimbursed Expenses	**3,612**	
Total	**1,903,712**	
EXPENSES		
Operating, General, and Administrative Expenses (Note 9)	**139,430**	$ 18,879
Bad Debt		50,000
Total	**139,430**	68,879
INCOME (LOSS) FROM OPERATIONS	**1,764,282**	(68,879)
OTHER INCOME (LOSS)		
Unrealized Gain (Loss) on Marketable Securities	**(2,445)**	(12,390)
Interest Income	**106**	59
Total	**(2,339)**	(12,331)
NET INCOME (LOSS)	**1,761,943**	(81,210)
STOCKHOLDER'S EQUITY		
Beginning of Year	**115,741**	196,951
End of Year	**$ 1,877,684**	$ 115,741

See Notes to Financial Statements

STRUCTURED CAPITAL RESOURCES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 1,761,943	$ (81,210)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Unrealized loss (gain) on marketable Securities	2,445	12,390
Change in operating assets and liabilities		
Accounts receivable	(1,775,000)	50,000
Accounts payable	16,958	(1,068)
Net Cash Provide (Used) by Operating Activities	6,346	(19,888)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,346	(19,888)
Beginning of Year	10,086	29,974
End of Year	$ 16,432	$ 10,086

See Notes to Financial Statements

STRUCTURED CAPITAL RESOURCES CORPORATION

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Structured Capital Resources Corporation (the "Company") was incorporated in Texas in October 1991. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a structured finance investment banking firm providing financial advisory, private placement, structured finance, and merger and acquisition services to middle market and not-for-profit companies throughout the United States and certain foreign markets.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company limit its business to the selling of direct participation programs and maintain a special account for the exclusive benefit of its customers.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Cash and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are also recorded at

at estimated fair value, determined using quoted market prices, where available, or third-party pricing services.

The Company estimates that the fair value of all financial instruments held for investment purposes at December 31, 2009, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Marketable Securities

Marketable securities are bought and held by the Company principally for long-term investment purposes. The increase or decrease in fair value is credited or charged to operations.

Placement Fees

Placement fees are recorded as income when payment of the placement fee has been received by the Company or after placement agreements are executed with the various clients, funding has been arranged by the Company as the placement agent and a funding letter of intent or commitment has been received from one or more funding sources for the various financing projects.

Income Tax

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all tax liabilities or benefits relating to the operations of the Company passing through to the individual shareholder. The Company is subject to state income tax.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net

capital ratio would exceed 10 to 1. At December 31, 2009 and 2008, the Company had net capital of $9,384 and $20,588, which were $4,384 and $15,588 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio was 1.8 to 1 and 0.0 to 1 for December 31, 2009 and 2008, respectively.

4. MARKETABLE SECURITIES

Marketable Securities, held as an investment by the Company, consist of 500 shares of common stock of the NASDAQ Stock Market, Inc., with a fair value of $9,910, cost of $19,200 and accumulated unrealized loss of $9,290.

5. CONCENTRATION OF CREDIT RISK

From time to time, the Company's ledger balances at its primary banking institution exceed the federally insured limit of $250,000.

6. RETIREMENT PLANS

The Company has a defined benefit pension plan (Benefit Plan) and a 401(k) profit sharing plan (401(k) Plan).

Benefit Plan - Obligations and Funded Status -

Fair value of plan assets at December 31, 2009	$ 41,578
Plan benefit obligation at December 31, 2009	174,348
Funded status	23.85%
Accrued benefit cost recognized in the statement of financial condition	nil
Benefit cost (Frozen effective December 31, 2006)	nil
Employer contributions	nil
Plan participant's contributions	nil
Benefits paid	nil

The accumulated benefit obligation was $174,348 at December 31, 2009.

The Benefit Plan invests primarily in cash equivalents and mutual funds. There are no benefits expected to be paid in the next five years. The contributions expected to be paid to the Benefit Plan during the next year are undeterminable as shareholder's compensation is discretionary based on the Company's operations. There were no benefit plan administrative costs recognized in the current year other than the Benefit Plan obligation.

401(k) Plan

As of December 31, 2006 management has elected to temporarily freeze the 401(k) plan.

7. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. As of December 31, 2009, the Company has no pending lawsuits and management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. ACCOUNTS RECEIVABLE

As of December 31, 2009, the placement agreements (accounts receivable) referred to herein have been executed and the projects have received funding commitments, arranged by the placement agent, but the closing for the funding of the projects has not yet occurred nor the placement fees received as of February 15, 2010. In the opinion of management, the placement fees are collectable; therefore, no allowance for bad debt is necessary.

9. RELATED PARTY TRANSACTIONS

The Company leases office space from the sole shareholder. The lease is month-to-month and lease payments and related expenses are discretionary. Rent expense for the years ended December 31, 2009 and 2008 approximated $13,000 and nil, respectively. In addition substantially all operating and general and administrative expenses are discretionary. The existence of this association can have a significant effect on the operating results and financial position.

SUPPLEMENTAL INFORMATION

STRUCTURED CAPITAL RESOURCES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital	**$1,909,384**	$ 147,441
Deductions	**1,900,000**	125,000
Net Capital before Haircuts	**9,384**	22,441
Haircuts on Securities Marketable Securities		1,853
Net Capital	**$ 9,384**	$ 20,588
AGGREGATE INDEBTEDNESS		
Accounts Payable and Accrued Expense	**$ 16,958**	$ nil
Total Aggregate Indebtedness	**$ 16,958**	$ nil
NET CAPITAL REQUIREMENT		
Minimum net capital required	**$ 5,000**	$ 5,000
Excess net capital	**$ 4,384**	$ 15,588
Excess net capital at 1000%	**$ 7,688**	$ 20,588
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.8 to 1**	0.0 to 1

See Notes to Financial Statements

 McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Structured Capital Resources Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Structured Capital Resources Corporation (the "Company") and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on FOCUS reports for the period from January 1, 2009 to March 31, 2009, with amounts reported in Form SIPC-7T for the period from April, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

(Continued) - 1

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustment noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



February 15, 2010

See Notes to Financial Statements



McBee & Co.

A Professional Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL OF A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Structured Capital Resources Corporation:

In planning and performing our audit of the financial statements of Structured Capital Resources Corporation (the "Company"), as of and for the years ended December 31, 2009 and 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices

(Continued)

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such

purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.



February 15, 2010


McBee & Co.

A Professional Corporation
Certified Public Accountants

STRUCTURED CAPITAL RESOURCES CORPORATION

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2009 AND 2008

AND

FOR THE YEARS THEN ENDED

AND

INDEPENDENT AUDITORS' REPORT